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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                             STEINER LEISURE LIMITED
                                (Name of Issuer)

               COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
                         (Title of Class of Securities)

                                 P8744Y 10 2
                                 (CUSIP Number)

                                CLIVE E. WARSHAW
                                   SUITE 104A
                                 SAFFREY SQUARE
                               NASSAU, THE BAHAMAS

                                 with a copy to:

                              ROBERT C. BOEHM, P.A.
                            KELLEY DRYE & WARREN LLP
                        1200 19TH STREET, N.W., SUITE 500
                             WASHINGTON, D.C. 20036
                                (202) 955-9600

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                FEBRUARY 25, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 4 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------                        ---------------------------

CUSIP No. P8744Y 10 2                  13D           Page    2    of   4   Pages
-----------------------------                        ---------------------------


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1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Clive E. Warshaw
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|

                                                                      (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not applicable.
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
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                7        SOLE VOTING POWER
   NUMBER OF             4,471,115
    SHARES
 BENEFICIALLY
 OWNED BY EACH
  REPORTING
   PERSON
    WITH
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                8        SHARED VOTING POWER
                         0

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                9        SOLE DISPOSITIVE POWER
                         4,471,115

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                10       SHARED DISPOSITIVE POWER
                         0

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                11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                         4,471,115
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                12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                         (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  |_|
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                13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         27.0%
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                14       TYPE OF REPORTING PERSON
                         IN
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                                INTRODUCTORY NOTE

      This  Amendment  No. 4  to  Schedule  13D amends the Initial  Statement on
Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 22, 1997, as amended by Amendment No. 1, dated May 31, 1998, Amendment No. 2, dated September 15, 1998, and Amendment No. 3, dated November 4, 1998 (as so amended, the "Amended 13D"), to reflect updated information under Item 4. Updated information as to the number of common shares, par value (U.S.) $0.01 per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") beneficially owned by Mr. Warshaw is also reflected in Item 5 of this Amendment No. 4. Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person intends to offer and sell 1,500,000 Common Shares (1,725,000 Common Shares if the underwriters' over-allotment option is exercised in full), in a firm commitment underwriting pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, to be filed by the Company with the Securities and Exchange Commission (the "Commission") on or about March 3, 1999 (the "Offering"). Up to 138,000 of the Common Shares to be sold by the Reporting Person may, in the Reporting Person's sole discretion, represent shares acquired by the Reporting Person shortly before the Offering upon the exercise of options to purchase Common Shares granted to the Reporting Person by the Company ("Options"). The Reporting Person is making the aforesaid sale of Common Shares for estate planning purposes and to provide for personal asset liquidity. The Reporting Person currently intends not to sell or otherwise transfer any additional Common Shares, other than Common Shares that may be acquired by the Reporting Person upon the exercise of Options, until at least January 1, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) and (b) As of March 1, 1999, the Reporting Person beneficially owned and had sole voting and dispositive power with respect to 4,471,115 Common Shares or 27.0% of the outstanding Common Shares. That amount includes 155,855 Common Shares issuable to the Reporting Person upon the exercise of Options which are exercisable within 60 days after the date hereof. Under the Commission's rules and regulations, the Reporting Person may be deemed to be the beneficial owner of 38,145 Common Shares issuable to Michele Steiner Warshaw, the wife of the Reporting Person and the Executive Vice President of the Company, upon the exercise of options granted to Ms. Warshaw by the Company, which are exercisable within 60 days after the date hereof. The Reporting Person disclaims beneficial ownership of these Common Shares.


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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 1, 1999                   By:  /S/ CLIVE E. WARSHAW
                                           -----------------------------------
                                            Clive E. Warshaw